UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

YUMA ENERGY, INC. (F/K/A PYRAMID OIL COMPANY)

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

98872E108

(CUSIP Number)

Michael D. Herman
501 So. Cherry Street, Suite 320

Denver, CO 80246

303-333-3678

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 10, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 98872E108

1.	Name of Reporting Person Michael D. Herman
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF, BK
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,002,580 shares (50,000 of which are issuable upon exercise of outstanding stock options to acquire shares of Common Stock)
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 2,002,580 shares (50,000 of which are issuable upon exercise of outstanding stock options to acquire shares of Common Stock)
	10.	Shared Dispositive Power N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,002,580 shares (50,000 of which are issuable upon exercise of outstanding stock options to acquire shares of Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 2.81%
14.	Type of Reporting Person IN

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EXPLANATORY NOTE

This Amendment No. 9 (this “Amendment”) to Schedule 13D amends and supplements Amendment No. 8 to Schedule 13D filed on August 20, 2014 ("Amendment No. 8") with the Securities and Exchange Commission with respect to the shares of common stock, no par value (“Common Stock”), of Yuma Energy, Inc. (f/k/a Pyramid Oil Company), a California corporation (the “Company”).

This Amendment is being filed to report that a material change has occurred in the percentage of shares of Common Stock beneficially owned by the Reporting Person set forth in the Schedule 13D, which has caused the Reporting Person to no longer beneficially own more than 5% of the outstanding shares of Common Stock. As the Reporting Person no longer is the beneficial owner of more than 5% of the Common Stock, the Reporting Person will not be required to file further amendments to the Schedule 13D.

Item 1 Securities and Issuer

On August 1, 2014, the Company, Pyramid Delaware Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of the Company, Pyramid Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Subsidiary”) and Yuma Energy, Inc., a Delaware corporation ("YEI"), entered into an Amended and Restated Agreement and Plan of Merger and Reorganization (the "Merger Agreement") providing for the merger of Merger Subsidiary with and into YEI (the “Merger”) and the subsequent change of the Company’s name to “Yuma Energy, Inc.” The Merger was consummated on September 10, 2014.

Item 2 Identity and Background

On September 10, 2014, following the consummation of the Merger, the Reporting Person resigned as an officer and director of the Company.

Item 5. Interest in Securities of the Issuer

This Amendment hereby amends and restates Item 5 of Amendment No. 8 in its entirety as set forth below:

As of September 10, 2014, the Reporting Person no longer is the beneficial owner of more than 5% of the outstanding shares of Common Stock. The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 2,002,580 shares of Common Stock beneficially owned by the Reported Person, representing approximately 2.81% of the Issuer’s shares of Common Stock currently outstanding. The aggregate number and percentage of shares of Common Stock reported herein are based upon (1) 4,788,085 shares of Common Stock outstanding as of August 14, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q, and (2) an aggregate of approximately 66,336,701 shares of Common Stock issued pursuant to the Merger Agreement on September 10, 2014 to former stockholders of YEI at the effective time of the Merger.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 17, 2014	/s/ Michael D. Herman
MICHAEL D. HERMAN

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